767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax Rod Miller (212) 310-8716 rod.miller@weil.com	Weil, Gotshal & Manges LLP

October 7, 2010	VIA EDGAR
H. Christopher Owings Assistant Director Chief Executive Officer Securities and Exchange Commission 100 F Street NE Washington, D.C. 20549-3561 Mail Stop 3561

Re:	Brookfield Infrastructure Partners L.P. Form 20-F for the Fiscal Year Ended December 31, 2009 Filed June 1, 2010 File No. 001-33632

Dear Mr. Owings,

This letter confirms our conversation on October 6, 2010, in which you granted Brookfield Infrastructure Partners L.P. (the “Partnership”) an extension until October 14, 2010, to respond to the comments set forth in the Staff’s letter dated September 23, 2010, in connection with the Partnership’s annual report on Form 20-F filed with the Securities and Exchange Commission on June 1, 2010.

If you have any questions regarding this extension request, please contact me at (212) 310-8716.

Very truly yours,

/s/ Rod Miller
Rod Miller